Microsoft Word 11.0.6502;"EX-99.770 - Transactions effected pursuant to
 Rule 10f-3"
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Name of Fund:  Goldman Sachs Tollkeeper Fund

Name of Underwriter Purchased From:  Morgan Stanley & Co. Inc. New York

Name of Underwriting syndicate members: Morgan Stanley, Goldman, Sachs & Co., JPMorgan, Adams Harkness, William Blair & Company

Name of Issuer:  Dolby Laboratories Inc.

Title of Security:  DOLBY LABORATORIES INC.

Date of First Offering:  2/16/05

Dollar Amount Purchased:  $1,993.140

Number of Shares Purchased:  110,730

Price Per Unit:  $18.00

Resolution approved: Approved at the May 12, 2005 board meeting.


RESOLVED, that, in reliance upon the written report provided by Goldman, Sachs & Co. ("Goldman Sachs") to the Trustees all purchases made during the calendar quarter ended March 31, 2005 for the Fixed Income, Equity, Money Market and Specialty Funds, on behalf of the Goldman Sachs Trust of instruments during the existence of underwriting or selling syndicates, under circumstances where Goldman Sachs or any of its affiliates is a principal underwriter of the instruments, were effected in compliance with the procedures adopted by the Trustees pursuant to Rule 10f-3 under the Investment Company Act of 1940, as amended; and

FURTHER RESOLVED, that, in reliance upon the written report provided by Goldman, Sachs & Co. ("Goldman Sachs") to the Trustees all purchases made during the calendar quarter ended March 31, 2005, for the Funds, on behalf of the Goldman Sachs Variable Insurance Trust of instruments during the existence of underwriting or selling syndicates, under circumstances where Goldman Sachs or any of its affiliates is a principal underwriter of the instruments, were effected in compliance with the procedures adopted by the Trustees pursuant to Rule 10f-3 under the Investment Company Act of 1940, as amended.